Exhibit 99.47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

Fire & Flower Holdings Corp.

FOR THE THIRTEEN WEEKS ENDED MAY 2, 2020 AND MAY 4, 2019 (UNAUDITED)

FIRE & FLOWER HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited) (In thousands of Canadian Dollars)

	As at May 2, 2020	As at February 1, 2020
	$	$
Assets
Current assets
Cash and cash equivalents	48,658	22,900
Short-term investments	-	5,000
Trade and other receivables (note 4)	3,237	4,161
Merchandise inventories (note 5)	7,071	5,876
Deposits held in trust	880	595
Prepaid expenses	2,315	3,678
Other current assets	-	828
Total current assets	62,161	43,038
Non-current assets
Deposits held in trust	2,478	2,470
Property, plant and equipment, net (note 6)	35,822	34,399
Right-of-use assets, net (note 8)	28,325	33,633
Intangible assets, net (note 7)	39,341	35,782
Other non-current assets	730	1,282
Goodwill	402	402
Total assets	169,259	151,006
Liabilities
Current liabilities
Accounts payable and accrued liabilities	21,574	12,728
Debentures (note 10)	27,667	38,154
Derivative liability (note 10)	-	2,078
Deferred revenue	287	281
Provisions (note 9)	175	265
Lease liabilities (note 8)	2,889	3,075
Total current liabilities	52,592	56,581
Non-current liabilities
Debentures (note 10)	24,329	13,348
Derivative liability (note 10)	7,916	-
Lease liabilities (note 8)	32,459	33,787
Other non-current liabilities	387	380
Total liabilities	117,683	104,096
Shareholders’ equity
Share capital	121,081	106,067
Common shares to be issued	2,153	1,233
Debenture equity (note 10)	1,756	1,756
Warrant reserve	4,427	6,271
Contributed surplus	7,085	3,771
Accumulated deficit	(84,926)	(72,188)
Total shareholders’ equity	51,576	46,910
Total liabilities and shareholders’ equity	169,259	151,006

/s/ “Trevor Fencott”	, Director	/s/ “Sharon Ranson”	, Director
Trevor Fencott		Sharon Ranson

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRE & FLOWER HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited) (In thousands of Canadian Dollars, except per share information)

	Thirteen Weeks Ended
	May 2, 2020	May 4, 2019
	$	$
Revenue
Retail	18,449	7,704
Wholesale	3,867	1,329
Digital development	806	505
Total revenue	23,122	9,538
Cost of goods sold
Merchandise (note 5)	15,587	5,870
Gross profit	7,535	3,668
Expenses
General and administrative (note 13)	8,861	6,066
Share-based payments (note 11)	698	1,254
Marketing and promotion	176	167
Acquisition and business development costs	184	-
Depreciation & amortization (notes 6, 7, 8)	3,025	1,474
Impairment (notes 6 & 8)	4,279	-
Total expenses	17,223	8,961
Loss from operations	(9,688)	(5,293)
Other income (expenses)
Listing expense related to reverse takeover transaction (note 11(a))	-	(1,835)
Gain on revaluation of derivative liability (note 10)	3,616	1,070
Loss on extinguishment and revaluation of debentures	-	(9,028)
Interest income	61	94
Finance costs (note 14)	(6,727)	(2,065)
Total other expenses	(3,050)	(11,764)
Net loss and comprehensive loss	(12,738)	(17,057)
Net loss per share (note 12)
Basic	$(0.08)	$(0.17)
Diluted	$(0.08)	$(0.17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (In thousands of Canadian Dollars, except common share information)

	Common Shares	Share Capital	Shares to be issued	Debenture Equity	Warrant Reserve	Contributed Surplus	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$	$	$
Balance, February 1, 2020	146,093,212	106,067	1,233	1,756	6,271	3,771	(72,188)	46,910
Common shares to be issued - store acquisitions (note 3)	-	-	920	-	-	-	-	920
Common shares issued - Ontario acquisition (note 3)	800,000	632	-	-	-	-	-	632
April 2020 Debentures - Additional Investor Warrants issued (note 10)	-	-	-	-	808	-	-	808
Conversion of debentures - LP Debentures (note 10)	12,173,912	14,244	-	-	-	-	-	14,244
Common shares issued - debenture interest (note 10)	49,726	40	-	-	-	-	-	40
Options vested (note 11)	-	-	-	-	-	698	-	698
Options exercised (note 11)	300,000	98	-	-	-	(36)	-	62
Warrants expired (note 11)	-	-	-	-	(2,652)	2,652	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(12,738)	(12,738)
Balance, May 2, 2020	159,416,850	121,081	2,153	1,756	4,427	7,085	(84,926)	51,576

Balance, February 2, 2019	77,524,102	26,376	34,290	-	5,096	830	(39,593)	26,999
Concurrent November 2018 private placement (note 11(a))	24,333,334	33,667	(33,667)	-	-	-	-	-
Shares issued on RTO (note 11(a))	1,446,257	2,169	-	-	-	-		2,169
Options issued on RTO (note 11(a))	-	-	-	-	-	115		115
Warrants issued on RTO (note 11(a))	-	-	-	-	34	-	-	34
Convertible debentures	6,380,717	9,959	-	-	-	-		9,959
Shares to be issued in connection with Ontario licences acquisition	-	-	1,400	-	-	-	-	1,400
Debenture equity	-	-	-	15,660	-	-		15,660
Share debentures	(7,250,000)	(5,800)	-	-	-	-	-	(5,800)
Compensation warrants issued	-	-	-	-	86	-		86
Options vested	-	-	-	-	-	1,205	-	1,205
Options exercised	613,973	183	-	-	-	(76)	-	107
Warrants exercised	810,869	829	-	-	(171)	-	-	658
Net loss and comprehensive loss	-	-	-	-	-	-	(17,057)	(17,057)
Balance, May 4, 2019	103,859,252	67,383	2,023	15,660	5,045	2,074	(56,650)	35,535

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of Canadian Dollars)

	Thirteen Weeks Ended
	May 2, 2020	May 4, 2019
	$	$
Operating activities
Net loss and comprehensive loss	(12,738)	(17,057)
Items not affecting cash
Depreciation and Impairment of capital assets (note 6, 7, & 8)	7,304	1,474
Share-based compensation	698	1,340
Gain on revaluation of derivative liability	(3,616)	(1,070)
Listing expense (note 11(a))	-	2,318
Interest expense on contingent consideration and convertible debentures	5,088	1,198
Transaction costs on issuance of debentures (note 10)	733	-
Accretion on lease liability	757	867
Debenture revaluation loss	-	9,028
	(1,774)	(1,902)
Changes in non-cash working capital items
Merchandise inventories	(1,195)	(1,542)
Trade and other receivables	960	(3,946)
Deposits held in trust	(293)	(29)
Prepaid expenses and other current assets	2,191	(804)
Deferred revenue	(30)	593
Accounts payable, accrued liabilities and other	7,175	(1,404)
Net cash provided by (used in) operating activities	7,034	(9,034)
Financing activities
Conversion of subscription receipts under November 2018 financing (note 11)	-	34,545
Issuance of debentures (note 10)	19,800	-
Exercise of warrants and options	62	766
Lease liability payments (note 8)	(1,275)	(1,452)
Net cash provided by financing activities	18,587	33,859
Investing activities
Acquisition of property, plant and equipment and intangible assets	(3,343)	(9,504)
Acquisition of retail stores & licences	(1,520)	-
Additions to right-of-use assets	-	(348)
Redemption of short-term deposits	5,000	-
Net cash provided by (used in) investing activities	137	(9,852)
Increase in cash	25,758	14,973
Cash and cash equivalents, beginning of period	22,900	10,410
Cash and cash equivalents, end of period	48,658	25,383

Components of cash and cash equivalents:
Cash	48,658	5,044
Cash equivalents	-	20,339
	48,658	25,383

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Fire & Flower Holdings Corp. (the “Company”) is a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘FAF’. The Company is an independent cannabis retailer in Canada, with wholesale cannabis distribution and fulfilment business operations in Saskatchewan, Canada (“Open Fields Distribution”). The Company also operates a proprietary digital retail and analytics platform (the “Hifyre Digital Platform”) supporting e-commerce retail activities and providing a compliant technology system for cannabis licensed producers. The Company’s head office and registered office is located at 150 King Street West, Suite 308, Toronto, Ontario, M5H 1J9 Canada.

The Company’s fiscal year ends on the Saturday closest to January 31.

2. BASIS OF PRESENTATION

Statement of Compliance and Presentation

The Company’s unaudited condensed interim consolidated financial statements for the thirteen weeks ended May 2, 2020 and May 4, 2019 (“Interim Financial Statements”), have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. Accordingly, certain information and note disclosures normally included in the annual consolidated financial statements have been omitted or condensed, and these Interim Financial Statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the fiscal years ended February 1, 2020 (“2019 Annual Consolidated Financial Statements”). The Interim Financial Statements have been prepared in accordance with same accounting policies and methods as the 2019 Annual Consolidated Financial Statements.

These Interim Financial Statements were authorized for issuance by the Board of Directors on June 15, 2020.

Presentation of Comparative Amounts

The comparative condensed interim consolidated financial statements have been restated in thousands of Canadian dollars to conform to the presentation of the current period. The comparative amounts were previously presented in whole Canadian dollars.

Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and these differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgment used in the preparation of the consolidated financial statements are described in 2019 Annual Consolidated Financial Statements. Additional updates on certain estimates and judgments, as relevant to the Interim Financial Statements, are also described below.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

a) COVID-19 Update

Subsequent to the fiscal year ended February 1, 2020, COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses.

The Company reacted by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pickup and delivery options in Saskatchewan and Ontario.

Since the initial outset of the pandemic in mid-March 2020 to May 2, 2020, the Company did not experience a significant decline in sales. However, it is not possible to reliably estimate the length and severity and conclusively quantify the impact on the financial results and condition of the Company in future periods. Although the Company’s services have been deemed an essential service in the provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

The Company continues to manage its liquidity risk by reviewing on an ongoing basis its capital requirements. As at May 2, 2020, the Company had cash and cash equivalents, and short-term investments totalling $ 48,658 (February 1, 2020: $ 27,900), and current assets totalling $ 62,161 (February 1, 2020: $ 43,038). The Company’s current liabilities, related to accounts payable and accrued liabilities, convertible debentures and lease liabilities totalled $ 52,592 as at May 2, 2020 (February 1, 2020: $ 56,581).

The Company’s non-current financial liabilities comprise of convertible debentures and derivative liabilities including warrants, which have varying contractual maturity/expiry dates, and are described under note 10 and note 11.

During the thirteen weeks ended May 2, 2020, the Company raised an additional $28,000 in private placement convertible debenture financing, of which $19,800 was closed in the thirteen weeks ended May 2, 2020. The remaining $8,200 is subject to shareholder approval and release of certain escrow conditions. Refer to note 10 for further details.

The Company also entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million) credit facility, which will become available for drawdowns upon the Company satisfying all applicable conditions precedent (note 10).

b) Convertible Debentures

During the thirteen weeks ended May 2, 2020, the Company entered into additional convertible debenture financing transactions that involved significant estimates and management judgments with respect to valuation inputs used in estimating fair value. These are described under note 10.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

3. ACQUISITIONS

a) Acquisition of the Ontario locations

During the thirteen weeks ended May 2, 2020, the operators of the branded stores in Ottawa and Kingston (“Branded Stores”) transferred all of their interests these stores, including all equipment, furnishings and inventory into 2727765 Ontario Inc. (“272 Ontario”) and 2676053 Ontario Limited (“267 Ontario”), respectively, for purposes of completing FFI’s acquisition of the Branded Stores in accordance with the Alcohol and Gaming Commission of Ontario (“AGCO”) requirements, and the AGCO issued retail operator licences and retail store authorizations in respect of the Ottawa and Kingston stores to 272 Ontario and 267 Ontario.

On February 11, 2020, the Company completed the acquisition of the Ottawa location by way of its acquisition of all of the issued and outstanding shares of 272 Ontario for a total purchase price of $1,742, consisting of $1,110 in cash and 800,000 common shares of the Company. In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of the transaction constituted a business combination as 272 Ontario meets the definition of a business under the standard. Accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

Consideration paid
$
Common shares issued	632
Cash	1,110
Total consideration	1,742

Identifiable assets (liabilities) acquired
$
Inventory	434
Intangible assets	1,331
Accrued liabilities	(23)
Total identifiable net assets	1,742

Intangible assets consist of the AGCO retail operator licences and retail store authorizations.

On February 27, 2020, the Company completed the acquisition of the Kingston location by way of its acquisition of all of the issued and outstanding shares of 267 Ontario for a total purchase price of $2,139 consisting of the settlement of receivables of $1,728 and 733,563 common shares of the Company to be issued upon final closing adjustments. In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of the transaction constituted a business combination as 267 Ontario meets the definition of a business under the standard. Accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

Consideration paid
$
Common shares held for issuance	411
Settlement of receivables	1,728
Total consideration	2,139

Identifiable assets (liabilities) acquired
$
Cash	745
Inventory	520
Intangible assets	874
Total identifiable net assets	2,139

Intangible assets consist of the AGCO retail operator licences and retail store authorizations.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

b) Acquisition of the Assets of Flora and Tridelion

On June 4, 2019, the Company entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Company proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia, subject to customary conditions including satisfaction of all licensing requirements.

During the thirteen weeks ended May 2, 2020, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms, and the Company and FFI entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna (the “Kelowna Acquisition”) which was completed on April 15, 2020. The purchase price was $2,147, consisting of $450 in cash including retention of deposits already paid, $300 by way of a promissory note, and 2,408,715 common shares of the Company that are to be issued as at May 2, 2020. Under IFRS 3, the substance of the acquisition does not constitute a business combination.

4. TRADE AND OTHER RECEIVABLES

As at May 2, 2020 and February 1, 2020, the Company’s trade and other receivables was comprised of the following:

As at	May 2, 2020	February 1, 2020
	$	$
Trade accounts receivable	1,501	1,732
Sales tax receivable	1,591	1,335
Due from related parties	56	53
Other receivables	89	1,041
Total trade and other receivables	3,237	4,161

As at February 1, 2020, other receivables included $914 related to consulting and rental income from Ontario licensees, which were settled as part of the completed acquisition of the Ontario locations in the thirteen weeks ended May 2, 2020 (note 3).

5. MERCHANDISE INVENTORIES

As at May 2, 2020 and February 1, 2020, the Company’s merchandise inventories were comprised of the following:

As at	May 2, 2020	February 1, 2020
	$	$
Cannabis	6,407	5,202
Accessories & apparel	664	674
Total merchandise inventories	7,071	5,876

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

6. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Furniture and Fixtures	Leasehold Improvements	Computers and Equipment	Signage and Displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, February 1, 2020	7,110	919	23,670	5,311	173	391	37,574
Additions	320	16	2,944	147	170	-	3,597
Impairment	(92)	-	(706)	(81)	(2)	-	(881)
Transfers and Other	-	-	-	(257)	-	-	(257)
Balance, May 2, 2020	7,338	935	25,908	5,120	341	391	40,033
Accumulated Depreciation
Balance, February 1, 2020	243	117	1,746	893	70	106	3,175
Depreciation	66	43	613	241	55	19	1,037
Impairment	-	-	-	(1)	-	-	(1)
Balance, May 2, 2020	309	160	2,359	1,133	125	125	4,211
Net Book Value
Balance, February 1, 2020	6,867	802	21,924	4,418	103	285	34,399
Balance, May 2, 2020	7,029	775	23,549	3,987	216	266	35,822

As at May 2, 2020, the amount of property, plant and equipment classified as under construction or development and therefore not being amortized was $3,431 (February 1, 2020: $5,867).

As at May 2, 2020, accounts payable and accrued liabilities related to capital asset additions totalled $926 (February 1, 2020: $2,589).

The Company recognized $880 in impairment charges in the thirteen weeks ended May 2, 2020 (May 4, 2019: $Nil).The impairment charges were comprised of additional adjustments for restructured locations, and the write down of capital assets related to the leases under the expired asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. (note 3).

7. INTANGIBLE ASSETS AND GOODWILL

	Trademarks & Customer List	Licenses	Software Development	Total
Cost	$	$	$	$
Balance, February 1, 2020	1,120	34,845	1,614	37,579
Acquisitions (note 3)	-	4,309	-	4,309
Additions	-	-	258	258
Balance, May 2, 2020	1,120	39,154	1,872	42,146
Accumulated Depreciation
Balance, February 1, 2020	270	1,303	224	1,797
Depreciation	46	755	207	1,008
Balance, May 2, 2020	316	2,058	431	2,805
Net Book Value
Balance, February 1, 2020	850	33,542	1,390	35,782
Balance, May 2, 2020	804	37,096	1,441	39,341

During the thirteen weeks ended May 2, 2020, the Company generated $208 of internally developed software assets (May 4, 2019: $116).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

8. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-use assets	Amount
Balance at February 1, 2020	$33,633
Net additions	-
Terminated locations	(4,326)
Depreciation expense for the period	(982)
Balance at May 2, 2020	$28,325

The lease liabilities are summarized in the below table:

Lease liabilities	Amount
Balance at February 1, 2020	$36,862
Net additions	-
Cash outflows in the period	(1,383)
Terminated locations	(888)
Accretion expense for the period ended (note 14)	757
Balance at May 2, 2020	$35,348

Lease liabilities	May 2, 2020
Current	$2,889
Non-current	32,459
Maturity analysis - contractual undiscounted cash flow
Less than one year	$5,409
One year	5,640
Two years	5,646
Three years	4,667
Four years	3,750
Five years and beyond	14,927

Amounts recognized in the consolidated statement of loss and comprehensive loss	May 2, 2020
Expenses relating to short-term leases	$73
Expenses relating to variable lease payments not included in the measurement of lease liabilities	772
Income from subleasing right-of-use assets	85

During the thirteen weeks ended May 2, 2020 the Company impaired $4,326 of right-of-use assets (May 4, 2019: $Nil). The impairments related to an existing lease where the address no longer met the provincial cannabis licence regulations for a retail location, and certain leases under the expired asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. (note 3). With respect to the leases under the expired asset purchase agreements, $884 of lease liabilities was also written off as these leases reverted to the seller upon expiry.

9. PROVISIONS

	Restructuring	Total
	$	$
Balance, February 1, 2020	265	265
Additions (Drawdowns)	(90)	(90)
Balance, May 2, 2020	175	175

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

a) Restructuring

Restructuring provisions relate to the Company’s initiatives to lower operating costs and improve financial performance. During the 2019 fiscal year, the Company performed an analysis of its retail store network and recorded a provision for estimated severance costs of $60 and facility exit and other costs of $205. The value of the provision is management’s best estimate of the amount of expenditures expected to occur throughout the next fiscal year. During the thirteen weeks ended May 2, 2020, $90 of the provision was paid down. Lease obligation costs related to the restructuring locations have been recorded in lease liabilities (note 8). No new restructuring costs were incurred during the thirteen weeks ended May 2, 2020.

10. DEBENTURES, DERIVATIVE LIABILITY AND CREDIT FACILITIES

The following are the balances outstanding as at May 2, 2020 and February 1, 2020:

	Contractual	Coupon	Principal Outstanding		Carrying Amount
	Maturity Date	Rate	May 2, 2020	February 1, 2020	May 2, 2020	February 1, 2020
Convertible debenture liability instruments			$	$	$	$
LP Debentures	July 31, 2020	8%	-	14,000	-	13,087
June 2019 Debentures	June 26, 2020	8%	27,168	27,168	26,917	24,865
April 2020 Debentures	June 1, 2021	8%	19,800	-	8,656	-
Investor Debentures (1)	June 30, 2021	8%	25,990	25,990	16,423	13,550
Total Debentures			72,958	67,158	51,996	51,502
Current Portion			(27,168)	(41,168)	(27,667)	(38,154)
Long-term Portion			45,790	25,990	24,329	13,348
Conversion options and warrants recognized as derivative liabilities
April 2020 Debentures	June 1, 2021				7,916	-
Total Derivative Liability					7,916	-
Long-term Portion					7,916	-

(1) Later of June 30, 2021 and 90 days after extinguishment of LP Debentures and Share Debentures. LP Debentures and Share Debentures were fully settled as of May 2, 2020.

Description and additional information on the Investor Debentures, LP Debentures, Share Debentures and June 2019 Debentures, are included under Note 17 of the 2019 Annual Consolidated Financial Statements.

For the thirteen weeks ended May 2, 2020:

●	Cash proceeds from debentures issued totalled $19,800 (May 4, 2019: $Nil).

●	Coupon interest payments of $40 were made in relation to the debentures and was settled in 49,726 common shares (May 4, 2019: $Nil). The payment related to accrued and unpaid interest on LP Debentures prior to its full settlement.

●	Debentures with principal totalling $14,000 were settled in shares at a carrying value of $14,244 (May 4, 2019: $Nil). There were no cash repayments to settle debentures.

The $14,000 related to the LP Debentures’ remaining outstanding principal and was early converted by the Company. This resulted in 12,173,912 common shares being issued, with a carrying value of $14,244, of which $1,112 related to the settlement value of the corresponding conversion option derivative liability. The provisions of the LP debentures were amended to provide for the forced early conversion of the principal amount of the LP Debentures by the Company at its sole discretion upon certain share price conditions being met. The 49,726 common shares were issued to settle accrued and unpaid interest thereon.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

April 2020 Debentures

On April 28, 2020, the Company completed two private placements for aggregate gross proceeds of $28,000, which were comprised of:

(i)	a non-brokered private placement of 8% secured convertible debentures for aggregate gross proceeds of $19,800 (the “April 2020 Initial Debentures”), and

(ii)	a non-brokered private placement of subscription receipts for aggregate gross proceeds of $8,200, subject to shareholder approval (the “April 2020 Subscription Receipts”). The April 2020 Subscription Receipts shall be automatically converted into convertible debentures upon the satisfaction of certain escrow release conditions. These convertible debentures will have the same terms as the April 2020 Initial Debentures.

The net proceeds of the offering of Subscription Receipts (the “Subscription Receipt Proceeds”) will be delivered to and held by a licensed Canadian trust company, in its capacity as subscription receipt agent, until the satisfaction and/or waiver of the escrow release conditions, and the proceeds will be released to the Company.

The principal amount of the April 2020 Initial Debentures and the April 2020 Subscription Receipts, upon conversion to convertible debentures (collectively the “April 2020 Debentures”), will be convertible at the holder’s option into common shares of the Company (the “Conversion Shares”) at any time prior to the maturity date (described below) at a conversion price of $0.50 per Conversion Share. The April 2020 Debentures will mature on June 1, 2021, which date will be automatically extended to the date that is 24 months from the closing date in the event the Investor Warrants and certain warrants held by Alimentation Couche-Tard Inc. (“Couche-Tard”) are converted, exercised or otherwise extinguished (the “Maturity Date”). The Company’s obligations under the April 2020 Debentures will be secured by the assets of the Company.

Couche-Tard also participated in these private placements, and consequently exercised its participation rights under the terms of the August 7, 2019 investor rights agreement. As a result, the Company issued an additional:

(i)	3,523,705 series A common share purchase warrants (the “Additional Series A Warrants”);

(ii)	11,048,651 series B common share purchase warrants (the “Additional Series B Warrants”); and

(iii)	22,686,864 series C common share purchase warrants (the “Additional Series C Warrants” and with the Series A Warrants and the Series B Warrants, the “Additional Investor Warrants”).

As at May 2, 2020, 234,724,357 warrant units were held by Couche-Tard, which comprised of the Additional Investor Warrants described above, and an aggregate of 197,465,137 series A, B and C warrant units issued on August 7, 2019 (“Initial Investor Warrants”).

Additional information of the strategic investment by Couche-Tard and the initial Investor Warrants issued on August 7, 2019 are detailed under Note 17 of the 2019 Annual Consolidated Financial Statements.

On June 15, 2020, the Company obtained shareholder approval to convert the April 2020 Subscription Receipts to convertible debenture units.

Initial recognition and measurement

Of the $28,000 in gross proceeds, $8,200 related to the April 2020 Subscription Receipts was not recognized given the proceeds were subject to shareholder approval and held in escrow by a third party. Transaction costs totalled $2,058, with cash transaction costs of $1,250 and non- cash costs of $808 related to the Additional Investor Warrants. Transaction costs totalling $685 was deferred and recognized in other assets as deferred charges to be applied against the April 2020 Subscription Receipts once converted. The April 2020 Subscription Receipts, once converted, will follow the same accounting treatment as the April 2020 Initial Debentures (described below).

The Additional Investor Warrants were accounted for as transaction costs and followed the same accounting treatment as the Initial Investor Warrants issued on August 7, 2019:

●	Additional Series A Warrants and Additional Series B Warrants were accounted for as equity instruments and the initial fair value of $808 was recognized in warrants reserves. These instruments are not subject to revaluation in accordance with IFRS.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

●	The Additional Series C Warrants were accounted for as derivative liabilities and were recognized at $Nil consistent with the fair value recognized for the existing series C warrants. The same fair value model was applied to the Additional Series C Warrants as was applied to the initial warrants, which resulted in an increase in deferred losses of $2,360. The deferred losses will be recognized once estimated fair values can be determined based solely on market observable inputs. As at May 2, 2020, cumulative deferred losses for all series C warrants totalled $13,860 (February 1, 2020: $11,503).

Key assumptions used in valuing the Additional Investor Warrants were stock price of $0.63, risk-free interest rate of 0.31%, and expected volatility of 70% based on historical trading data.

The April 2020 Initial Debentures’ host debt component was classified as a financial liability measured at amortized cost, while the holder’s conversion option component was classified as a derivative liability, and the accelerated maturity date prepayment option and the Company’s conversion option components were classified as embedded derivatives and measured together with the holder’s conversion option debt (collectively, the “Conversion Option”).

The estimated fair value of the April 2020 Initial Debentures host debt component at initial recognition was determined using probability weighted present value approach accounting for the variable maturity date, which depends on the occurrence or non-occurrence of certain Company-specific events, and a company specific discount rate assumption range of 33% - 46%.

The April 2020 Initial Debentures conversion option derivative liability was valued using the binomial model simulation valuation technique to project the Company’s share price to the expected maturity date, and the following key assumptions: stock price of $0.63; risk-free interest rate of 0.31%; and expected volatility of 70% based on historical trading data.

The gross proceeds of $19,800 of the April 2020 Initial Debentures, were allocated on a relative fair value basis to the conversion option derivative liability and embedded derivatives for $10,566, and the host debt component for $9,234. Of the transaction costs, $640 was allocated and netted against the host debt component, and $733 was recognized as finance costs expense at inception (note 14). In addition, as the estimated fair value at initial recognition of the overall instrument differed from the transaction price, for the derivative liabilities (which are to be recognized at fair value under IFRS), $4,312 in fair value was deferred at inception. The deferred amount was the difference between the estimated fair value at initial recognition for the derivative liabilities and allocated relative fair value amount of $10,566. As per the Company’s accounting policy and as permitted under IFRS, the deferred amount will be recognized once estimated fair values can be determined based solely on market observable inputs.

The host debt component was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal the principal $19,800, using an effective interest rate of 52%.

As at May 2, 2020, the conversion option was revalued to $7,916, using the above described valuation technique and the following assumptions: stock price of $0.56; risk-free interest rate of 1.85%; and expected volatility of 70% based on historical trading data.

These fair values were determined based on Company-specific inputs and valuation techniques that utilized both observable and unobservable market inputs. Such estimate fair values for the financial liabilities were thus categorized as Level 3 measurement inputs.

Sensitivity of key non-observable inputs – volatility

Volatility assumptions are a key estimate, and sensitivity is mainly from the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in. Volatility is a sensitive assumption for the valuation of the conversion option derivative liability, given the longer-term expected maturity date. As at April 28, 2020 and May 2, 2020, with all other variables held constant, a 5% increase in the expected volatility would have increased the estimated fair value of the conversion option derivative liability by $10, and $432, respectively, while a decrease of 5% would have decreased the estimated fair value by $458 and $496, respectively.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Credit Facilities - Commitment Letter

On April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with a financial institution (the “Commitment Letter”). The new financing will be comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million that bears a variable interest rate of 1.75% plus prime rate, and a term loan in the amount of $5 million that bears a variable interest rate of 1.50% plus prime rate. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5 million, subject to the financial institution’s consent and certain other customary conditions. Funding will become available under the Commitment Letter upon the Company satisfying all applicable conditions precedent. These credit facilities are subject to quarterly financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Company.

Additional details on the credit facilities can be found in the Company’s documents that will be filed on SEDAR at www.sedar.com.

11. SHAREHOLDERS’ EQUITY AND SHARE BASED ARRANGEMENTS

a) Share Capital

RTO Transaction completed on February 13, 2019

On February 13, 2019, the Company completed its qualifying transaction (the “RTO Transaction”), which was executed by way of a three-cornered amalgamation, pursuant to which Fire & Flower Inc. (“Old FFI”) amalgamated with 11048449 Canada Inc., a wholly- owned subsidiary of the Company, to form Fire & Flower Inc. (“New FFI”), resulting in the indirect acquisition by the Company of all the issued and outstanding securities of New FFI. This resulted in a reverse take-over (“RTO”) of the Company by the shareholders of New FFI.

In connection with the RTO Transaction, the Company: (a) consolidated its issued and outstanding common shares on a 10.64814815 to 1 basis; (b) changed its name to “Fire & Flower Holdings Corp.” from “Cinaport Acquisition Corp II” (a Capital Pool Company); and (c) continued the Company under the federal jurisdiction of Canada under the Canada Business Corporations Act.

The RTO Transaction resulted in recognition of listing expense totalling $1,835 in the thirteen weeks ended May 4, 2019. The common shares outstanding pre-RTO Transaction close on February 13, 2019, represents the cumulative share capital transactions of Old FFI.

On November 1, 2018, the Company had completed a private placement in connection with the RTO Transaction, where 24,333,334 subscription receipts were issued at a price of $1.50 per subscription receipt for aggregate gross proceeds of $36,500. Upon completion of the RTO Transaction on February 13, 2019, the common shares were issued to the holders, and proceeds, net of transactions, totalling

$34,545, were released from escrow.

Additional details and results of the RTO Transaction are described in note 7 of the 2019 Annual Consolidated Financial Statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

b) Warrants

The following is a summary of warrants outstanding:

	Warrants	Weighted Average Exercise Price
	#	$
Balance, February 1, 2020	232,531,772	1.72
Issued - Investor Warrants A (note 10)	3,523,705	1.40
Issued - Investor Warrants B (note 10)	11,048,651	1.88
Issued - Investor Warrants C (note 10) (1)	22,686,864	variable
Expired	(16,113,570)	1.08
Balance, May 2, 2020	253,677,422	1.83

(1)	Exercise price assumed to be $2.00 for purposes of weighted average calculations.

Excluding the 234,724,357 Investor Warrants series units (February 1, 2020: 197,465,137 units), the weighted average life for warrants outstanding as at May 2, 2020 was 1.20 years (February 1, 2020: 0.57 years).

c) Stock Options

The following is a summary of options outstanding:

	Options	Weighted Average Exercise Price
	#	$
Balance, February 1, 2020	12,329,485	0.97
Issued	3,517,500	0.60
Exercised	(300,000)	0.07
Forfeited/Cancelled	(90,000)	1.50
Balance, May 2, 2020	15,456,985	0.90
Exercisable balance, February 1, 2020	3,976,706	0.62
Exercisable balance, May 2, 2020	4,632,915	0.77

The weighted average life for options outstanding as at May 2, 2020 was 3.58 years (May 4, 2019: 4.25 years). During the thirteen weeks ended May 2, 2020, the Company recorded an expense of $699 (May 4, 2019: $1,255) related to stock options in share-based payments expense and contributed surplus.

The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Thirteen Weeks Ended
May 2, 2020

Options issued (#)	3,517,500
Expected option lives range in years	5
Volatility range, based on comparable companies	100%-105%
Risk-free interest rate range	0.38%
Share price range	$0.64
Exercise Price range	$0.58-$0.60
Dividend yield	nil

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

12. LOSS PER COMMON SHARE

For the thirteen weeks ended May 2, 2020 and May 4, 2019, basic loss per share and diluted loss per share were the same as the Company recorded a net loss for both periods, and the exercise of any potentially dilutive instruments would be anti-dilutive.

Loss per common share

	Thirteen Weeks Ended
	May 2, 2020	May 4, 2019
Loss attributable to common shares ($)	(12,738)	(17,057)
Dilutive effect on income	-	-
Adjusted net income attributable to common shares	(12,738)	(17,057)
Weighted average number of shares outstanding - basic (#)	157,644,212	100,566,072
Weighted average number of shares outstanding - diluted (#)	157,644,212	100,566,072
Loss per common share, basic ($)	(0.08)	(0.17)
Loss per common share, diluted ($)	(0.08)	(0.17)

13. EXPENSES BY NATURE

Below are the expenses by nature included in general and administrative expenses:

	Thirteen Weeks Ended
	May 2, 2020	May 4, 2019
	$	$
General and administrative expenses
Salaries and benefits	5,409	3,271
Facility expenses	1,080	369
Insurance	267	296
Legal and professional fees	249	503
Consulting fees	255	595
Public company and regulatory fees	364	80
Investor relations	24	143
Travel and entertainment	172	231
Training, dues and memberships	39	91
IT costs	408	164
Office expenses and other	594	323
Total general and administrative expenses	8,861	6,066

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

14. FINANCE COSTS

Finance costs are comprised of the following:

	Thirteen Weeks Ended
	May 2, 2020	May 4, 2019
	$	$
Interest expense on lease liabilities (note 8)	757	867
Interest expense on debentures (note 10)	5,073	1,180
Transaction costs - convertible debentures (note 10)	733	-
Other finance costs	164	18
Total finance costs	6,727	2,065

15. FINANCIAL INSTRUMENTS

A detailed description of the Company’s financial assets and financial liabilities and its associated risk management in respect thereof is provided in the 2019 Annual Consolidated Financial Statements. The Company’s assessment of impact of COVID-19 pandemic on company operations are described under note 2. There have been no other significant changes in the business and economic circumstances and the related financial risks that affect the Company’s valuation of financial assets and financial liabilities since February 1, 2020.

The following table provides the fair value measurement hierarchy of the Company’s financial assets and liabilities measured as at May 2, 2020 and February 1, 2020:

As at May 2, 2020	Total	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	48,658	-	48,658	-
Trade and other receivables	1,646	-	-	1,646
Accounts payable and accrued liabilities	21,574	-	-	21,574
Debentures (note 10)	51,996	-	-	51,996
Derivative liability (note 10)	7,916	-	-	7,916

As at February 1, 2020	Total	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	22,900	-	22,900	-
Short-term investments	5,000	-	5,000	-
Trade and other receivables	3,655	-	-	3,655
Accounts payable and accrued liabilities	12,728	-	-	12,728
Debentures (note 10)	51,501	-	-	51,501
Derivative liability (note 10)	2,078	-	2,078	-

There were no transfers between Level 1, Level 2 or Level 3 during the thirteen weeks ended May 2, 2020.

16. RELATED PARTY TRANSACTIONS

During the thirteen weeks ended May 2, 2020, key management personnel participated in the April 2020 Initial Debentures and April 2020 Subscription Receipts offerings by subscribing for 1,065 units for aggregate gross proceeds of $1,065. Specifically:

○	Officers and directors subscribed for 125 units for proceeds of $125;
○	JNZS Consulting Inc., a private company controlled by the Chairman of the Board of Directors, subscribed for 90 units for proceeds of $90; and

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

○	Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, subscribed for 850 units for proceeds of $850.

Of the gross proceeds raised, $270 related to the April 2020 Subscription Receipts, and as at May 2, 2020, was held in escrow by a third- party subscription receipt agent in accordance with the terms of the financing (note 10).

17. SEGMENTED INFORMATION

The Company’s reportable segments, organized based on products and services, are as follows:

1)	The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal;
2)	The wholesale distribution segment which distributes cannabis products and accessories; and
3)	The digital development segment which designs, develops and delivers digital experiences.

The chief operating decision makers monitor the operating results of business segments separately for the purpose of making decisions about resources to be allocated and of assessing performance. All segments operate within Canada. Information on the Company’s reporting segments detailed below.

Information about reportable segments Thirteen weeks ended May 2, 2020	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	18,449	3,867	806	-	-	23,122
Intercompany revenues[1]	-	2,403	1,148	-	(3,551)	-
Total revenues	18,449	6,270	1,954	-	(3,551)	23,122
Cost of sales	(12,866)	(5,039)	-	-	2,318	(15,587)
Gross profit	5,583	1,231	1,954	-	(1,233)	7,535
Total operating expenses before depreciation	(12,200)	(133)	(788)	(1,076)	-	(14,196)
Depreciation and amortization	(2,932)	(30)	(63)	-	-	(3,025)
Segment profit (loss)	(9,548)	1,068	1,103	(1,076)	(1,233)	(9,686)
Gain on revaluation of derivative liability	-	-	-	3,616	-	3,616
Interest income and finance costs	-	-	-	(6,666)	-	(6,666)
Loss before income taxes	(9,548)	1,068	1,103	(4,126)	(1,233)	(12,736)
1. Sales between segments are made at prices that approximate market prices.
As at May 2, 2020
Total non-current assets	104,123	2,081	209	685	-	107,098
Total assets	137,232	8,649	2,678	20,700	-	169,259
Total non-current liabilities	5,180	-	-	59,912	-	65,092
Total liabilities	49,730	5,008	1,631	61,314	-	117,683

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen weeks ended May 2, 2020 and May 4, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Thirteen weeks ended May 4, 2019	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	7,704	1,329	505	-	-	9,538
Intercompany revenues[1]	-	506	332	-	(838)	-
Total revenues	7,704	1,835	837	-	(838)	9,538
Cost of sales	(5,000)	(1,458)	(55)	-	643	(5,870)
Gross profit	2,704	377	782	-	(195)	3,668
Total operating expenses before depreciation	(5,595)	(109)	(370)	(1,482)	69	(7,487)
Depreciation and amortization	(1,380)	(28)	(22)	-	(44)	(1,474)
Segment profit (loss)	(4,271)	240	390	(1,482)	(170)	(5,293)
Listing expense	-	-	-	(1,835)	-	(1,835)
Gain on revaluation of derivative liability	-	-	-	1,070	-	1,070
Loss on extinguishment and revaluation of debentures	-	-	-	(9,028)	-	(9,028)
Interest income and finance costs	-	-	(21)	(1,950)	-	(1,971)
Loss before income taxes	(4,271)	240	369	(13,225)	(170)	(17,057)
1. Sales between segments are made at prices that approximate market prices.
As at February 1, 2020
Total non-current assets	105,386	2,111	470	-	-	107,967
Total assets	141,879	5,142	2,934	1,051	-	151,006
Total non-current liabilities	33,458	-	710	13,347	-	47,515
Total liabilities	48,207	836	1,465	53,588	-	104,096

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